[redacted]

SECURITIE 13012148 SION

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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8-01523

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

FIRST SOUTHWEST COMPANY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 North St. Paul Street, Suite 800
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Commons (214) 953 – 4000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

2323 Victory Ave, Suite 2000	Dallas	Texas	75219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David A. Commons, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Southwest Company, as of and for the year ending December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NOTARY PUBLIC STATE OF TEXAS
DANA S. JUERGENSEN
My Commission Expires
September 21, 2015

Signature

Chief Financial Officer, SVP
Title

Notary Public

This report ** contains (check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed of the previous audit (supplemental report on internal control).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

First Southwest Company
Year Ended December 31, 2012
With Report of Independent Registered
Public Accounting Firm

Filed pursuant to Rule 17a-5(c)(3) as a PUBLIC DOCUMENT

Ernst & Young LLP

ERNST & YOUNG

First Southwest Company

Statement of Financial Condition

Year Ended December 31, 2012

Contents

Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
First Southwest Company

We have audited the accompanying statement of financial condition of First Southwest Company (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Southwest Company at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2013

First Southwest Company

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 3,995,530
Cash and securities segregated for regulatory purposes	19,000,186
Receivable from brokers, dealers, and clearing organizations	290,815,641
Receivable from customers, net	140,235,981
Marketable securities	66,883,820
Deferred tax asset, net	2,082,199
Furniture, equipment, and leaseholds, net	7,641,283
Goodwill	6,367,648
Intangible assets, net	10,908,194
Investment banking receivables and deferred costs, net	5,545,488
Other assets	10,538,422
Total assets	$564,014,392
Liabilities and stockholder's equity	
Drafts payable	$ 8,817,594
Short-term bank loans	122,900,000
Payable to brokers, dealers, and clearing organizations	187,989,822
Payable to customers	101,513,230
Securities sold, not yet purchased	3,163,619
Accrued compensation	22,086,403
Payable to affiliates	6,657,374
Other liabilities and deferred credits	5,792,688
Total liabilities	458,920,730
Commitments and contingencies *(see Note 16)*	
Stockholder's equity:	
Common stock, $.01 par value – 500 shares authorized, issued, and outstanding	5
Additional paid-in capital	104,024,238
Retained earnings	1,069,419
Total stockholder's equity	105,093,662
Total liabilities and stockholder's equity	$564,014,392

See accompanying notes.

1. Organization and Nature of Business

First Southwest Company (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges, the Securities Investor Protection Corporation, and the Financial Industry Regulatory Authority.

The Company is a wholly owned subsidiary of First Southwest Holdings, LLC (Holdings), which is a wholly owned subsidiary of PlainsCapital Bank, which is a wholly owned subsidiary of PlainsCapital Corporation (Plains). The Company is a diversified investment banking firm and provides public finance advisory services, capital markets activities, correspondent clearing services, and corporate finance advisory services.

2. Acquisition

After the close of business on November 30, 2012, Hilltop Holdings, Inc. (Hilltop) through a merger subsidiary acquired Plains (Hilltop acquisition). As a result of the Hilltop acquisition, the Company was required to use the acquisition method of accounting to revalue its assets and liabilities at estimated fair value as of the date of the Hilltop acquisition. This accounting results in a number of changes primarily related to reporting assets and liabilities at estimated fair value and recording certain intangible assets.

2. Acquisition (continued)

The following summarizes the push-down accounting adjustments arising from this transaction to reflect estimated fair values of the Company's assets acquired and liabilities assumed at the date of the Hilltop acquisition:

	Predecessor Company Prior to Hilltop Acquisition	Push-down Acquisition Adjustments	Successor Company Subsequent to Hilltop Acquisition
Assets acquired:			
Cash and cash equivalents	$ 4,954,823	$ –	$ 4,954,823
Receivable from brokers, dealers, and clearing organizations	290,713,357	–	290,713,357
Receivable from customers	185,992,950	684,013	186,676,963
Marketable securities	79,565,223	–	79,565,223
Securities purchased under agreements to resell	41,673,887	–	41,673,887
Furniture, equipment, and leasehold	7,720,625	–	7,720,625
Investment banking receivables and deferred costs	5,604,204	–	5,604,204
Intangible assets	3,817,686	7,265,962	11,083,648
Other assets	17,383,741	115,000	17,498,741
Total assets	$ 637,426,496	$ 8,064,975	$ 645,491,471
Liabilities assumed:			
Drafts payable	$ 8,499,591	$ –	$ 8,499,591
Short-term bank loans	97,700,000	–	97,700,000
Securities sold under agreements to repurchase	60,408,000	–	60,408,000
Payable to brokers, dealers, and clearing organizations	263,893,595	–	263,893,595
Payable to customers	72,117,954	–	72,117,954
Securities sold, not yet purchased	12,011,841	–	12,011,841
Accrued compensation	21,111,363	–	21,111,363
Payable to affiliates	4,944,865	–	4,944,865
Deferred tax (asset) liability, net	(2,610,339)	2,929,393	319,054
Other liabilities and deferred credits	6,828,613	–	6,828,613
Total liabilities	544,905,483	$ 2,929,393	547,834,876
Net assets acquired	$ 92,521,013		97,656,595
Purchase price allocated to Company			104,024,243
Excess of purchase price allocated to Company above net assets (goodwill)			$ 6,367,648

2. Acquisition (continued)

The above purchase price allocation is preliminary due to the recent acquisition date and the continuing review of the estimated fair values of assets acquired and liabilities assumed. None of the goodwill is deductible for tax purposes. The goodwill arises because the total consideration for the acquisition allocated to the Company, which reflects its future earnings and cash flow potential, exceeds the fair value of net assets acquired. Hilltop used a third-party valuation specialist to assist in the determination of fair value of assets acquired, including intangibles, and liabilities assumed in the acquisition.

3. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

All principal securities transactions are accounted for on a trade date basis. Customer securities transactions are recorded on a settlement date basis.

Marketable securities are held to facilitate principal transactions with customers and are carried at fair value.

Investment Banking and Advisory Services

The Company provides for estimated losses on receivables based on management's evaluation of specific credit risks and historical experience related to such activity. At December 31, 2012, the Company had no allowance for doubtful accounts.

3. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on hand, cash in depository accounts with other financial institutions, and money market investments with original maturities of 90 days or less.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) and securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financing transactions and are recorded at their contracted repurchase amount. The fair value of the underlying securities are monitored daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral may be requested or excess collateral returned, as appropriate.

Derivative Financial Instruments

Derivative financial instruments arise from the execution of forward purchase commitments of mortgage-backed securities with certain clients that allow those clients to make mortgage loans at agreed-upon rates. The Company hedges the interest rate risk generated by the forward purchase commitments by executing forward sales of to-be-announced mortgage-backed securities (TBA). While both the forward purchase commitments and TBAs meet the definition of a derivative under the provisions of the Derivatives and Hedging Topic of the ASC, they do not qualify for hedge accounting.

While the derivatives do not qualify for hedge accounting, the Company mitigates interest rate risk and volatility in reported earnings by selling the TBAs with characteristics similar to the forward purchase commitments of mortgage-backed securities. Derivatives are recorded at estimated fair value in the Company's statement of financial condition.

3. Significant Accounting Policies (continued)

Furniture, Equipment, and Leaseholds

Furniture, equipment and leaseholds are carried at cost, net of accumulated depreciation and amortization. Depreciation of furniture and equipment is provided using a straight-line method over the estimated useful life of the asset ranging from three to seven years. Leaseholds are amortized on a straight-line basis over the life of the related lease or the estimated useful life if shorter, ranging from one to ten years. At acquisition, the fair market values of furniture, equipment, and leaseholds were considered to approximate their net book values.

Intangible Assets and Goodwill

Goodwill represents the excess of the fair value of the net assets of the Company over the cost to acquire the Company. Goodwill is evaluated for impairment on an annual basis, or as indicators of impairment arise.

Intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. The Company's intangible assets are all considered definite-lived and relate to customer relationships, internally developed software, and trade name. Intangible assets are amortized over their estimated useful lives, either on a straight-line or an accelerated basis. Intangible assets are evaluated for impairment on an annual basis or as indicators of impairment arise.

Loans Collateralized by Securities and Allowance for Losses

The Company clears securities transactions for its customers and for various correspondent broker-dealers on a fully disclosed basis. The Company extends margin credit to customers and correspondents subject to various regulatory and internal margin requirements. The loans are collateralized by cash and securities in the customer's account. These margin-related transactions may expose the Company to credit risk in the event assets are not sufficient to cover losses the customer or correspondent may incur. The Company provides for estimated losses on margin loans, based on management's evaluation of known and inherent risks in such loans, including nature of collateral, market conditions, economic outlook, and other factors. At December 31, 2012, the Company's allowance was $129,942.

3. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in the years in which those temporary differences are expected to be recovered or settled. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. As a result of the Hilltop acquisition, the Company has recorded the tax effects from reporting assets and liabilities at estimated fair value and recorded certain intangible assets as part of its purchase accounting adjustments.

Benefits from uncertain tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the reporting period in which that threshold is no longer met. The Company has not recorded any liability for uncertain tax positions.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank and sight overdrafts under a sweep agreement with a bank.

3. Significant Accounting Policies (continued)

Securities-Lending Activities

Securities-borrowed and securities-loaned transactions are generally reported as collateralized financing except where letters of credit or other securities are used as collateral. Securities-borrowed and securities-loaned are included in amounts receivable from and payable to brokers, dealers, and clearing organizations, respectively. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other assets in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Subsequent Events

The Company has evaluated events and transactions occurring through February 28, 2013, the date the statement of financial condition was issued, for potential recognition or disclosure in the statement of financial condition.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-04 to clarify ASC 820 and, in some instances, changed particular principles or requirements for measuring fair value or disclosing information about fair value measurements. The amendments in this update result in common fair value measurement disclosure requirements in U.S. GAAP. This updated guidance was effective for the Company's 2012 financial statements. The adoption of this guidance did not have a material impact on the Company's financial statements.

4. Cash and Securities Segregated for Regulatory Purposes

At December 31, 2012, $19,000,186 in cash and securities was segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 (the Act). At December 31, 2012, the Company was not required to segregate cash and securities in a special reserve account for the benefit of proprietary accounts of introducing brokers under the Proprietary Accounts of Introducing Broker-Dealers (PAIB) rule.

5. Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2012, include the following:

Receivable from:	
Securities borrowed	$ 103,935,879
Correspondents	145,251,840
Securities failed to deliver	33,045,123
Clearing organizations	8,542,381
Due from dealers	40,418
	$ 290,815,641
Payable to:	
Securities loaned	$ 115,101,968
Correspondents	41,413,704
Securities failed to receive	31,474,150
	$ 187,989,822

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on the settlement date. All securities failed to deliver or failed to receive were settled, canceled, or corrected subsequent to year-end, with no material effect on the Company's statement of financial condition.

6. Receivable from and Payable to Customers

The amounts receivable from and payable to customers represent balances resulting from normal cash and margin transactions. Securities owned by customers and held as collateral for receivables from customers and securities sold short by customers are not reflected in the Company's financial statements. The Company pays interest at rates that fluctuate with market rates (.05% at December 31, 2012) on customer funds held for reinvestment. Included in payable to customers at December 31, 2012, is $75,307,868 of funds held for reinvestment.

7. Marketable Securities

Marketable securities owned and securities sold, not yet purchased, at December 31, 2012, which are carried at fair value, include the following:

	Owned	Sold, Not Yet Purchased
Municipal bond obligations	$ 63,756,964	$ 49,869
Corporate equity securities	14,389	–
Corporate bond obligations	70	–
U.S. government and government agency obligations	3,112,397	3,113,750
	$ 66,883,820	$ 3,163,619

Securities valued at approximately $24.3 million were pledged to secure short-term borrowings (see Note 12).

8. Derivative Financial Instruments

The Company uses forward purchase and sales commitments to facilitate customer transactions and as a means to manage risk in certain inventory positions.

The Company participates in programs in which it issues forward purchase commitments of mortgage-backed securities to certain clients and sells TBAs as described in Note 3. The fair values of both the forward purchase commitments and the TBAs are recorded in other assets or other liabilities, as appropriate.

8. Derivative Financial Instruments (continued)

Derivative positions at December 31, 2012, are shown below:

	Notional Amount	Estimated Fair Value
Forward purchase commitments	$ 165,127,811	$ 466,046
Forward sale commitments	158,833,942	281,145

9. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants and assumes that transactions upon which fair value measurements are based occur in the principal market for the asset or liability being measured. Fair value measurements exclude transactions costs and are not the result of forced transactions.

Accounting principles utilize a fair value hierarchy that classifies fair value measurements based upon the inputs used in valuing the assets or liabilities that are the subject of fair value measurements. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs, as indicated below:

Level 1 inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 inputs – Observable inputs other than Level 1 prices. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived from or corroborated by market data, among others.

Level 3 inputs – Unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing assets or liabilities. Level 3 inputs include pricing models and discounted cash flow techniques, among others.

9. Fair Value Measurements (continued)

Cash and cash equivalents and cash and securities segregated for regulatory purposes – For cash, cash equivalents, and cash and securities segregated for regulatory purposes, the carrying amount approximates fair value.

Marketable securities and securities sold, not yet purchased – The Company's marketable securities and securities sold, not yet purchased are reported at fair value using Level 2 inputs. The Company evaluates fair value measurements by considering observable data that may include prices from independent pricing services, dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, and the financial instruments' terms and conditions, among other factors.

Brokers, dealers, and clearing organization receivables and payables – For brokers, dealers, and clearing organization receivables and payables, the carrying amount approximates fair value.

Customer receivables and payables – For customer receivables and payables, the carrying amount approximates fair value.

Derivatives – Derivatives are reported at fair value using Level 2 inputs. The Company uses dealer quotes to value forward sale commitments for hedging purposes. The Company issues forward purchase commitments that it values based on the change in the fair value of the underlying mortgage loan from inception of the forward purchase commitment to the balance sheet date, and adjusted for projected loan closing rates. The fair value is measured from prices of comparable securities used to value forward sales commitments.

Short-term bank loans – The carrying amount of short-term bank loans approximates fair value.

9. Fair Value Measurements (continued)

The estimated fair value of the Company's financial instruments as of December 31, 2012, are as follows:

	Carrying Amount	Estimated Fair Value	Level 1	Level 2
Financial assets:				
Cash and cash equivalents	$ 3,995,530	$ 3,995,530	$ 3,995,530	$ –
Cash and securities segregated for regulatory purposes	19,000,186	19,000,186	19,000,186	–
Receivable from brokers, dealers, and clearing organizations	290,815,641	290,815,641	290,815,641	–
Receivable from customers	140,235,981	140,235,981	140,235,981	–
Marketable securities	66,883,820	66,883,820	–	66,883,820
Derivatives	466,046	466,046	–	466,046
Financial liabilities:				
Short-term bank loans	122,900,000	122,900,000	122,900,000	–
Payable to brokers, dealers, and clearing organizations	187,989,822	187,989,822	187,989,822	–
Payable to customers	101,513,230	101,513,230	101,513,230	–
Securities sold, not yet purchased	3,163,619	3,163,619	–	3,163,619
Derivatives	281,145	281,145	–	281,145

10. Furniture, Equipment, and Leaseholds

The cost and accumulated depreciation and amortization of furniture, equipment, and leaseholds at December 31, 2012, are summarized as follows:

Furniture and equipment	$ 5,007,075
Computer software	1,308,970
Leaseholds	1,556,721
	7,872,766
Less accumulated depreciation and amortization	(231,483)
	$ 7,641,283

11. Intangible Assets and Goodwill

When Holdings was acquired by Plains after the close of business on December 31, 2008, a portion of the stock consideration was placed into escrow pending resolution of certain contingencies. The purchase price allocation resulted in net assets acquired in excess of consideration paid (negative goodwill), which, for the Company was $8,795,634 at the beginning of the year. As of November 30, 2012, the contingency was resolved and, as a result, the Company recorded additional equity of $6,050,398. The difference between the additional equity and negative goodwill was used to reduce intangible assets of $4,309,633 net of deferred tax liabilities of $1,564,397.

As a result of the acquisition of Plains by Hilltop after the close of business on November 30, 2012, the Company recorded goodwill of $6,367,648, representing the excess of the consideration allocated to the Company above its net assets. Previously recorded intangibles were eliminated and identifiable intangibles were recorded at estimated fair value.

Other identifiable, definite-lived, intangible assets at December 31, 2012, were as follows:

	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Customer relationships	$ 8,000,000	$ 102,564	$ 7,897,436
Technology	1,583,648	56,224	1,527,424
Trade name	1,500,000	16,666	1,483,334
	$ 11,083,648	$ 175,454	$ 10,908,194

The acquisition of the Company on November 30, 2012, by Hilltop was recorded at estimated fair value on the acquisition date and the purchase price has been pushed down and recorded in the Company's statement of financial condition. The largest component of intangible assets is customer relationships, which are amortized over 12 years on an accelerated basis. Internally developed software is amortized on a straight-line basis over three years and trade name is amortized on a straight-line basis over ten years.

11. Intangible Assets and Goodwill (continued)

Future amortization for the fiscal years ended December 31 are as follows:

2013	$ 1,919,357
2014	1,778,940
2015	1,633,936
2016	1,064,530
2017	961,966
Thereafter	3,549,465
	$ 10,908,194

12. Short-Term Bank Loans

The Company has credit arrangements with commercial banks for broker loan lines up to $215,000,000. These lines of credit are used primarily to finance securities owned, securities held for correspondent accounts, receivables in customers' margin accounts, and underwriting activities. These credit arrangements are provided on an "as offered" basis and are not committed lines of credit. These arrangements can be terminated at any time by the lender. Any outstanding balance under these credit arrangements is due on demand and bears interest at rates indexed to the federal funds rate (ranging from 1.0% to 1.25% at December 31, 2012). At December 31, 2012, the Company had $122,900,000 of short-term bank loans outstanding under these arrangements, which were collateralized by Company-owned securities valued at approximately $24.3 million and by securities of correspondents valued at approximately $123.0 million.

13. Income Taxes

The Company files a consolidated federal income tax return with Plains. Federal income taxes of the Company, as calculated on a separate return basis, are payable to Holdings and are included in payable to affiliates in the statement of financial condition. At December 31, 2012, the Company owed Holdings approximately $5,400,000 for income taxes due.

13. Income Taxes (continued)

Temporary differences that give rise to the deferred tax asset, net as of December 31, 2012, are as follows:

Deferred tax assets:	
Compensation and benefits	$ 6,996,163
Allowance for losses	45,480
Other	469,033
Total deferred tax assets	7,510,676
Deferred tax liabilities:	
Intangible assets	(3,817,868)
Depreciation of furniture, equipment, and leaseholds	(1,272,466)
Other	(338,143)
Total deferred tax liabilities	(5,428,477)
Deferred tax asset before valuation allowance for deferred tax assets, net	2,082,199
Valuation allowance for deferred tax assets	–
Deferred tax asset, net	$ 2,082,199

The Company believes it is more likely than not that the deferred tax assets will be realized and, as such, has not recorded a valuation allowance on the deferred tax assets. The majority of the deferred tax assets relate to production and performance pay deductible in 2013.

The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2010.

14. Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 of the Act, the Company has elected to determine its net capital requirements using the alternative method. Accordingly, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined in Rule 15c3-3. At December 31, 2012, the Company had net capital of $47,624,202; the minimum net capital requirement was $2,787,264; net capital maintained by the Company at December 31, 2012, was 34% of aggregate debits; and net capital in excess of the minimum requirements at December 31, 2012, was $44,836,938.

15. Related Parties

The Company had payables to affiliates of $6,657,374 as of December 31, 2012. The Company may make or receive payments on behalf of affiliates, including Holdings or Plains, principally related to income taxes, financing, and other capital transactions.

Certain officers and directors held customer accounts with the Company. At December 31, 2012, receivables from and payable to officers and directors are included in amounts receivable from and payable to customers and aggregated $1,487,785 and $3,274,432, respectively.

16. Commitments and Contingencies

Lease Commitments

Future minimum rental payments under noncancelable operating leases for office facilities for the fiscal years ended December 31 are as follows:

2013	$ 3,179,775
2014	2,886,881
2015	2,559,321
2016	2,138,374
2017	1,882,901
Thereafter	18,014,963
	$ 30,662,215

Litigation

In November 2006, the Company received subpoenas from the SEC and the Department of Justice in connection with an investigation of possible antitrust and securities law violations, including bid-rigging, in the procurement of guaranteed investment contracts and other investment products for the reinvestment of bond proceeds by municipalities. The investigation is industry-wide and includes approximately 30 or more firms, including some of the largest U.S. investment firms.

16. Commitments and Contingencies (continued)

As a result of these SEC and Department of Justice (DOJ) investigations into industry-wide practices, the Company was initially named as a co-defendant in cases filed in several different federal courts by various state and local governmental entities suing on behalf of themselves and a purported class of similarly situated governmental entities and a similar set of lawsuits filed by various California local governmental entities suing on behalf of themselves and a purported class of similarly situated governmental entities. All claims asserted against the Company in these purported class actions were subsequently dismissed. However, the plaintiffs in these purported class actions have filed amended complaints against other entities, and the Company is identified in these complaints not as a defendant, but as an alleged co-conspirator with the named defendants.

Additionally, as a result of these SEC and DOJ investigations into industry-wide practices, the Company has been named as a defendant in 20 individual lawsuits. These lawsuits have been brought by several California public entities and two New York non-profit corporations that do not seek to certify a class. The Judicial Panel on Multidistrict Litigation has transferred these cases to the United States District Court, Southern District of New York. The California plaintiffs allege violations of Section 1 of the Sherman Act and the California Cartwright Act. The New York plaintiffs allege violations of Section 1 of the Sherman Act and the New York Donnelly Act. The allegations against the Company are very limited in scope and do not relate to transactions involving any of these plaintiffs. The Company has filed answers in each of the 20 lawsuits denying the allegations and asserting several affirmative defenses. The Company intends to defend itself vigorously in these individual actions. The relief sought is unspecified monetary damages.

On or about November 2, 2012, the Company, along with 13 other defendants, was named in a lawsuit pending in the State of Rhode Island Superior Court styled Rhode Island Economic Development Corporation v. Wells Fargo Securities, LLC, et al. The Company is included in connection with its role as financial advisor to the State of Rhode Island, specifically in connection with Rhode Island Economic Development Corporation's issuance of $75 million in bonds to finance a loan to 38 Studios LLC. The Company intends to defend itself vigorously in this action. An answer date has not yet been set.

The Company is a defendant in various other legal matters arising in the normal course of business.

Management believes that the ultimate liability, if any, arising from these matters will not materially affect the Company's financial statements.

17. Financial Instruments with Off-Statement of Financial Condition Risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-statement of financial condition market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. These risks may be increased by volatile trading markets.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-statement of financial condition market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions where necessary.

A portion of the Company's customer activity involves the sale of securities not yet purchased and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

In the ordinary course of business, the Company's clearing agreements contain certain elements that meet the accounting definition of a guarantee. The Company performs securities execution on behalf of its clients for whom it commits to settle with a clearinghouse or broker-dealer. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Company arranges secured financing by pledging Company and unpaid customer securities for bank loans, repurchase agreements, and securities loaned and to satisfy margin deposits of clearing organizations. In the event the counterparty is unable to return such securities pledged, the Company may be exposed to the risk of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control these risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

17. Financial Instruments with Off-Statement of Financial Condition Risk (continued)

In the normal course of business, the Company enters into when-issued underwriting and purchase commitments. Transactions related to such commitments, which were open at year-end and subsequently settled, had no material effect on the Company's statement of financial condition.

The Company participates in programs in which it issues forward purchase commitments of mortgage-backed securities to certain clients, the notional value of which is not recorded on the statement of financial condition. The Company mitigates the interest rate risk resulting from issuing the forward purchase commitments by selling TBAs in a face amount that approximates the notional amount of the forward purchase commitments.

The Company provides advisory, investment, and related services to a diverse group of domestic customers, including governments, corporations, and institutional and individual investors. The exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. To reduce the potential for risk concentrations, counterparty credits are monitored in light of changing customer and market conditions. As of December 31, 2012, the Company did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

18. Collateral

The Company receives collateral in connection with securities purchased under agreements to resell, securities-borrowed transactions, and margin loans. Under many agreements, the Company is permitted to sell or repledge the securities held as collateral, use the securities to enter into securities-lending arrangements, or deliver to counterparties to cover short positions. At December 31, 2012, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was approximately $484.5 million, and the fair value of the collateral that had been sold or repledged was approximately $255.8 million.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory